Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL
WILLIAM T. ALLEN	PHILIP MINDLIN
PETER C. CANELLOS	ROBERT M. MORGENTHAU
DAVID M. EINHORN	BERNARD W. NUSSBAUM
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

September 22, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Keysight Technologies, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed September 12, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 19, 2014, with respect to the filing referenced above.

This letter and Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 7 marked to indicate changes from Amendment No. 6 to the Registration Statement filed on September 12, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 7.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 7.

Exhibit 10.11

1.                                      Please expand your response to prior comment 2 to clarify whether the criteria to be set out in Appendix B will be established for any director or executive officer before the effective date of this registration statement.

Response:  The criteria for the initial global performance awards to be granted to Company employees (including executive officers) pursuant to the form of award agreement filed as Exhibit 10.11 to the Registration Statement will not be established before the anticipated effective date of the registration statement.  Such criteria will be established not earlier than the time such awards are considered and approved by the Compensation Committee, which the Company currently anticipates will occur only after the distribution date.  The Company does not currently anticipate granting global performance awards pursuant to the form of award agreement filed as Exhibit 10.11 to the Registration Statement to the Company’s non-employee directors.

Exhibit 99.1

If tax incentives change, page 15

2.                                      We note your revision indicating that you expect that the conditions of the tax incentives with Singapore “will be different from those currently agreed between Agilent and Singapore.” Please tell us how the different conditions may materially affect your business, if at all.

Response:  The Company expects that the difference in the conditions, which could impact the thresholds of employment, ownership of assets and specific types of investment activities only in Singapore, will not materially affect its global business in any respect.

Change of Control Agreements, page 108

3.                                      Please expand your disclosure regarding the post-separation agreements providing “substantially similar benefits” to describe significant differences in exhibit 10.20.  For example, we note the reference in exhibit 10.20 to an “Applicable Multiple” of three.

Response:  The Information Statement has been revised on page 109 in response to the Staff’s comment.

Description of Keysight’s Capital Stock, page 138

4.                                      The first bullet point in your response to prior comment 6 indicates that you have established qualifications in connection with shareholder proposals and director nominations and require representations and agreements in connection with nominations. However, your disclosure in this section suggests that you merely have established notice provisions.  Please reconcile.

Response:  The Information Statement has been revised on page 144 in response to the Staff’s comment.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 7, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures
cc (via e-mail):

Stephen Williams
General Counsel and Secretary, Keysight Technologies, Inc.